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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*


                             Daw Technologies, Inc.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23922010
                                 (CUSIP Number)


                                December 31, 2001
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [ ]      Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  23922010

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Ronald W. Daw
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
                 United States

--------------------------------------------------------------------------------

Number of         5. Sole Voting Power              305,246*
Shares Bene-      --------------------------------------------------------------
ficially          6. Shared Voting Power            299,125*
Owned by Each     --------------------------------------------------------------
Reporting         7. Sole Dispositive Power         305,246*
Person With:      --------------------------------------------------------------
                  8. Shared Dispositive Power       299,125*

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person   604,371*

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)   15.8%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------
* All numbers reflect a 1-for-4 reverse stock split which was effective in 2001.

CUSIP No.  23922010

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Tracey  B. Daw

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
                   United States

--------------------------------------------------------------------------------

Number of        5. Sole Voting Power                  175*
Shares Bene-     ---------------------------------------------------------------
ficially         6. Shared Voting Power            299,125*
Owned by Each    ---------------------------------------------------------------
Reporting        7. Sole Dispositive Power             175*
Person With:     ---------------------------------------------------------------
                 8. Shared Dispositive Power       299,125*

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person   604,371*

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)   15.8%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------
* All numbers reflect a 1-for-4 reverse stock split which was effective in 2001.

CUSIP No. 23922010

Item 1.

         (a) Name of Issuer: Daw Technologies, Inc. (the "Company")

         (b) Address of Principal Executive Offices: 2700 South 900 West, Salt Lake City, UT 84119

Item 2.

         (a) Name of Persons Filing: Ronald W. Daw and Tracey B. Daw (the "Reporting Persons")

         (b) Address of Principal Business Office, if none, Residence:
             430 Windrow Clusters Drive, Morrestown, NJ 08057

         (c) Citizenship: United States

         (d) Title of Class of Securities: Common Stock, $0.01 Par Value (the "Common Stock")

         (e) CUSIP Number: 23922010

Item 3.

This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or
(c).

Item 4.  Ownership

         (a) Amount Beneficially Owned: As of December 31, 2001, Ronald W. Daw was the beneficial owner of 604,371 shares of the Common Stock.* As of December 31, 2001, Tracey B. Daw was the beneficial owner of 299,300 shares of the Common Stock.*

         (b)      Percent of Class owned by Ronald W. Daw: 15.8%
                  Percent of Class owned by Tracey B. Daw: 7.9%

         (c)      Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: As of December 31, 2001, Ronald W. Daw had sole power to vote or to direct the vote of 305,246 shares of the Common Stock, which included 208,546 shares held by Ronald W. Daw, 54,825 shares owned by the Ronald Daw Family Limited Partnership, 36,250 shares underlying presently exercisable options and 5,625 shares underlying presently exercisable warrants.* As of December 31, 2001, Tracey B. Daw had sole power to vote or direct the vote of 175 shares of the Common Stock, which included 25 shares held by her individually and 150 shares held by her as trustee of the Reporting Persons' children's trust.*

                  (ii) Shared power to vote or to direct the vote: As of December 31, 2001, the Reporting Persons shared the power to vote or to direct the vote of 299,125 shares jointly held by the Reporting Persons.* In addition, Tracey B. Daw may be deemed to share the power to vote or direct the vote of the 263,371 shares held by Ronald W. Daw and the Ronald Daw Family Limited Partnership, and Ronald W. Daw may be deemed to share the power to vote or direct the vote of the 175 shares held by Tracey B. Daw, individually and as trustee of the Reporting Persons' children's trust.*

                  (iii) Sole power to dispose or to direct the disposition of: As of December 31, 2001, Ronald W. Daw had sole power to dispose of or to direct the disposition of 305,246 shares of the Common Stock, which included 208,546 shares held by Ronald W. Daw, 54,825 shares owned by the Ronald Daw Family Limited Partnership, 36,250 shares underlying presently exercisable options and 5,625 shares underlying presently exercisable warrants.* As of December 31, 2001, Tracey B. daw had sole power to dispose of or to direct the disposition of 175 shares of the Common Stock, which included 25 shares held by her individually and 150 shares held by her as trustee of the Reporting Persons' children's trust.*

CUSIP No. 23922010

                  (iv) Shared power to dispose or to direct the disposition of: As of December 31, 2001, the Reporting Persons shared the power to dispose of or to direct the disposition of 299,125 shares jointly held by the Reporting Persons.* In addition, Tracey B. Daw may be deemed to share the power to dispose of or direct the disposition of the 263,371 shares held by Ronald W. Daw and the Ronald Daw Family Limited Partnership, and Ronald W. Daw may be deemed to share the power to dispose of or direct the disposition of the 175 shares held by Tracey B. Daw, individually and as trustee of the Reporting Persons' children's trust.*

* All numbers reflect a 1-for-4 reverse stock split which was effective in 2001.

The filing of this Amendment No. 9 to Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10.  Certifications

         Not applicable.

CUSIP No. 23922010

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   February 13, 2002             DATED:   February 13, 2002
        ------------------                     --------------------


/s/ Ronald W. Daw                    /s/ Tracey B. Daw
-------------------------           --------------------------------------------
Ronald W. Daw                       Tracey B. Daw by Ronald W. Daw, Attorney-in-
                                    Fact  pursuant to a Power of Attorney  dated
                                    May 30,  1996,  a copy of  which  is on file
                                    with the Commission and incorporated  herein
                                    by this reference

CUSIP No. 23922010
                                INDEX TO EXHIBITS


         Exhibit                    Description
         -------                    -----------

            A Written agreement relating to the filing of a joint statement by Ronald W. Daw and Tracey B. Daw as required by Rule 13d-1(k) under the Securities Exchange Act of 1934

CUSIP No. 23922010

                                    EXHIBIT A

                                    AGREEMENT

         The undersigned agree that this Amendment No. 9 to Schedule 13G of Ronald W. Daw and Tracey B. Daw relating to the shares of Common Stock of Daw Technologies, Inc., shall be filed on behalf of each of the undersigned.


DATED:   February 13, 2002             DATED:   February 13, 2002
        ------------------                    ----------------------------


/s/ Ronald W. Daw                    /s/ Tracey B. Daw
-------------------------           --------------------------------------------
Ronald W. Daw                       Tracey B. Daw by Ronald W. Daw, Attorney-in-
                                    Fact  pursuant to a Power of Attorney  dated
                                    May 30,  1996,  a copy of  which  is on file
                                    with the Commission and incorporated  herein
                                    by this reference